                                                Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-89259



PROSPECTUS

                                WAVO CORPORATION

                             1,007,500 Common Shares

         This prospectus relates to 1,007,500 shares of common stock of Wavo Corporation which may be sold from time to time by the selling shareholders named herein, or their transferees, pledgees, donees or successors.

         The shares are being registered to permit public secondary trading of them and may be offered and sold from time to time by the selling shareholders. The shareholders may sell the common stock through ordinary brokerage transactions, directly to market makers of our shares, or through any of the other means described in the section entitled "Plan of Distribution" beginning on page 14. We can not assure you that the selling shareholders will sell all or any portion of the common stock offered hereby.

         We will not receive any of the proceeds from the sale of these shares, although we have paid the expenses of preparing this prospectus and the related registration statement.

         Our common stock is traded on the Nasdaq National Market under the symbol "WAVO."

         We are an Indiana corporation, formed on November 13, 1990. Our principal executive offices are located at 3131 E. Camelback Rd., Suite 320, Phoenix, Arizona and our telephone number is (602) 952-5500.

                          -----------------------------

         BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, CAREFULLY READ AND CONSIDER THE RISK FACTORS INCLUDED IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 4. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SHARES, INCLUDING A LOSS OF ALL OF YOUR INVESTMENT.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SALE OF THE COMMON STOCK OR DETERMINED THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS ILLEGAL FOR ANY PERSON TO TELL YOU OTHERWISE.

                   The date of this prospectus is October 29,1999.

                            -------------------------

                               TABLE OF CONTENTS

                                                                           Page

WAVO CORPORATION..............................................................1

RISK FACTORS..................................................................4

USE OF PROCEEDS..............................................................10

SELLING SHAREHOLDERS.........................................................10

DESCRIPTION OF SECURITIES....................................................11

PLAN OF DISTRIBUTION.........................................................14

LEGAL OPINIONS...............................................................14

EXPERTS......................................................................15

WHERE YOU CAN FIND MORE INFORMATION..........................................15

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY ACCOMPANYING PROSPECTUS SUPPLEMENT. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH DIFFERENT INFORMATION.

         THE COMMON STOCK IS NOT BEING OFFERED IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED.

         YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENTS.

                                WAVO CORPORATION

         We provide technologies, products, and services that enable people and enterprises to more efficiently receive, manage and productively use all types of information. Our technologies and services aggregate, filter, customize and distribute content in text, graphics, audio, and video form using a wide range of television, radio, and satellite broadcast infrastructures and the Internet.

         Our operations consist of the following service and product areas:

         VIRGIN JAMCAST: In September 1999, through a collaboration with the Virgin Entertainment Group, we launched a new entertainment-focused offering called Virgin JamCast. The product will provide users with digital music files that are delivered via the Internet using IP Multicast or broadcast to their PC 24 hours a day over the PBS television signal. The service will enable users to download, store, listen to and purchase digital music or purchase CDs. The JamCast product is built upon the technology used in the WaveTop service.

         NEWSPAK: NewsPak is the latest release in our premier suite of Internet-driven broadcasting solutions that delivers news content from 34 sources generating more than 2000 stories a day. It allows web site operators and developers to put pre-licensed, real-time news from well-known content sources on their sites quickly and with minimum effort. Generally adding news to a website had been a complex and difficult task involving time consuming negotiations with content providers, the challenge of processing a variety of news from different sources in different formats, and the purchase of expensive equipment and software. NewsPak makes real time news immediately available for subscribers websites with the potential to add more site value and repeat visitors.

        e:WATCH: Our eWatch(TM) service provides a comprehensive Internet monitoring service to our customers. We monitor the Internet, including public discussion and bulletin boards and web sites, for information requested by our customers. We deliver the filtered results of the monitoring to our customers daily via E-mail or the Internet. We currently monitor approximately 250,000 Internet postings per day. Typically, monitoring involves messages and information related to the customer and its business, or that of others, such as their competitors. We have more than 600 customers for whom we provide this service.

         WAVETOP: WaveTop is an Internet-like consumer-based entertainment and programming service that is broadcast to personal computers, or PCs, in the home. WaveTop is a free service that offers a variety of "channels", including broadcast news, sports, games, family, and other popular information content. WaveTop operates by transmitting data directly to the users' home PCs via television signals that are received by TV tuner cards installed in the PCs. By using existing television signals rather than telephone lines or cable, WaveTop can provide large streaming multimedia content, including audio, video, software and real-time data, without the bandwidth limitations of traditional Internet transmission methods. We began offering WaveTop in April 1998. We seek to generate revenues for WaveTop primarily from advertiser-sponsors and content provider-sponsors for our various channels, and seek to generate additional revenue through:

      - revenue-sharing opportunities with on-line service providers and electronic commerce vendors;

      - licensing our WaveTop-related technology;

      - creating subscriber-based premium channels; and

      - pay-per-view downloads.

         NEWSCAST: Our Newscast(TM) service delivers custom filtered business information from over 4,500 sources to more than 200,000 of our customers' employees, associates, and members, through the Internet, extranets, and corporate intranets. Newscast uses patented filtering and pattern matching technology to filter over 80,000 articles, reports, documents and transcripts per day from leading national and international sources and deliver customized news and information to our customers on a real time basis. Throughout the day this data and information is transmitted directly to our customers' computers, or internal systems, for immediate and easy access. For example, we provide our customers in banking and financial services with real-time news and information about the economy and our customers in manufacturing with real-time news and information about supplies, transportation, and other stories that affect their industry. Our Newscast service saves our customers time and resources by searching thousands of sources to retrieve the specific information they need. In addition to maintaining our current customers, we are focused on increasing our market share by targeting Fortune 2000 companies.

         DIGITAL MEDIA SERVICES: Our Digital Media Services provide end-to-end satellite, FM radio signal, cable, Internet, and land-based data broadcast communications solutions to companies that send all types of information, from news, stock quotes and sports scores to digital background music, to their customers at more than 90,000 sites worldwide.

Our customers include the Associated Press, Business Wire, Dow Jones, Knight-Ridder/Tribune, PR Newswire, Reuters and Thomson Financial Services. Networks also sells satellite receiver equipment and builds data broadcast systems that enable customers, such as the Muzak DBS Division, Standard & Poor's ComStock and AEI Music Network, to create their own communication networks.

                               RECENT DEVELOPMENTS

         JamCast.com, Inc. was formed as a collaboration between Wavo Corporation and Virgin Entertainment Group in September 1999. In return for its contributions, including its agreement to provide $15 million of in-store promotion over the next three years, Virgin Entertainment Group received a 25% equity stake in JamCast.com, Inc. The remaining 75% interest in JamCast.com is owned by Wavo Corporation. We also granted to Virgin warrants to purchase 500,000 of our shares at $4.00, and 500,000 of our shares at $5.00.

         In September 1999, we entered into a loan modification agreement with Silicon Valley Bank in order to, among other things, expand our credit facility. In connection with this agreement, we issued to Silicon Valley Bank a warrant to purchase 7,500 shares of our common stock. The warrant is exercisable at a price of $5.42 per share. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events.

         On October 4, 1999, we issued 1,500 shares of our $10,000 par value Series D Convertible Preferred Stock and 900,000 warrants to purchase our common stock in a private placement to institutional investors. The net proceeds of the offering, after expenses, were approximately $13,925,000. Donaldson, Lufkin & Jenrette served as our placement agent for this transaction. The Series D preferred shares carry a dividend rate of 10% per annum, which may be paid in cash or common stock, and are non-voting. The conversion price of the Series D preferred shares will be 100% of the lowest weighted-average trading price of our common shares for any day during the six days prior to conversion date. We may, at our sole discretion, call for conversion of various amounts of the outstanding preferred shares and at various times throughout the term of the agreement, subject to certain conditions, including the availability of an effective registration statement covering the underlying shares of common stock. In addition, we have the right to redeem outstanding preferred shares for cash, in whole or in part, at 110% of par plus accrued dividends. The warrants to purchase our common stock are exercisable at the price of $4.641 per share. In addition, subject to satisfaction of certain conditions, we may elect to sell an additional $5 million of Series D preferred shares to the investors. We intend to use the proceeds of this funding for working capital and to grow our business.

                                  RISK FACTORS

         BEFORE PURCHASING ANY OF THE SHARES COVERED BY THIS PROSPECTUS, YOU SHOULD CAREFULLY READ AND CONSIDER THE RISK FACTORS SET FORTH BELOW. YOU SHOULD BE PREPARED TO ACCEPT ANY AND ALL OF THE RISKS ASSOCIATED WITH PURCHASING THE SHARES, INCLUDING A LOSS OF ALL OF YOUR INVESTMENT.

WE HAVE A HISTORY OF LOSSES AND MAY NEVER BECOME PROFITABLE

         We have generated relatively limited revenues from operations and incurred significant expenses in developing our products and services. As a result, we have realized net losses each year since our inception in November 1990. We incurred net losses of approximately $8.6 million for the fiscal year 1996, approximately $19.8 million for the fiscal year 1997, and approximately $28.5 million for the fiscal year 1998. As of December 31, 1998, we had an accumulated deficit of approximately $96.3 million. We expect to incur significant operating losses through the end of 1999 and may continue to incur operating losses after 1999. Given our history of losses, limited revenues from operations and significant expenses, we may never become profitable.

IF WE DO NOT GENERATE WIDESPREAD DEMAND FOR OUR VIRGIN JAMCAST AND NEWSPAK SERVICES WE MAY NEVER BECOME PROFITABLE.

         To become profitable, we need to generate broad based market acceptance for our recently announced new services, Virgin JamCast and Newspak. In addition to achieving widespread consumer demand, the success of our various services depends on our ability to meet the following objectives, none of which we may achieve.

      - attracting and retaining the most popular information providers;

      - including our software and technology in products manufactured by others, including personal computers, TV tuner boards, set top boxes and other consumer products; and

      - generating significant revenues through e-commerce, technology licensing and other opportunities.

IF WE DO NOT SIGNIFICANTLY EXPAND THE MARKETS FOR OUR NEWSCAST, DIGITAL MEDIA AND EWATCH SERVICES WE MAY NEVER BECOME PROFITABLE

         Our profitability also depends on expanding the market for our Newscast, Digital Media and eWatch services. The markets for these services also are relatively new and evolving. Increasing our share of this market depends on meeting the following objectives, none of which we may achieve.

      - demonstrating a technological or economic advantage over our competitors;

      - providing strong customer service to support these services;

      - attracting and retaining information providers; and

      - increasing sales through our direct sales force.

OUR PRODUCTS AND SERVICES MAY BECOME OBSOLETE UNLESS WE ADAPT TO RAPID TECHNOLOGICAL CHANGE AND FREQUENT NEW PRODUCT INTRODUCTIONS BY OUR COMPETITORS

         The markets for our products and services experience rapid technological change, frequent new product introductions, and evolving industry standards. Rapid technological change and new product introduction could render one or more of our products or services obsolete or place us at a competitive disadvantage. Accordingly, we believe that our success depends upon our ability to anticipate changes in consumer preferences, develop and market products and services that incorporate new technologies, and enhance and expand our existing product lines and services to keep pace with competing products. We will need to spend significant amounts of capital to develop, market and enhance our products and services to meet and take advantage of technological changes. Our failure to anticipate or adapt to technological change or evolving industry standards, and to successfully introduce new products and services, could materially and adversely affect our business.

WE MAY NOT SUCCEED UNLESS WE ARE ABLE TO SUCCESSFULLY ADDRESS THE DIFFERENT COMPETITIVE CHALLENGES IN EACH OF OUR MARKETS

         Each of the markets in which we compete presents different competitive challenges. For example, we currently offer our WaveTop service primarily to PC users at home and provide our Newscast service primarily to business users. We must respond to different competitive challenges and compete with a different set of competitors in each of our markets. In addition, with the rapid expansion of the Internet, the number of companies that can provide similar products and services in each of our markets is growing significantly. As a result, we expect that more competitors will enter the markets in which we operate. Increased competition may result in price reductions, reduced gross margins and loss of market share.

         The data broadcasting and information services industry is intensely competitive, rapidly changing and significantly affected by new product introductions and other market activities. Each of the markets in which we operate includes numerous competitors with well recognized brand names that provide products and services that compete with those we offer, including, but not limited to:

      - several e-commerce and music companies in the Internet business;

      - the regional Bell operating companies, AP SatNet and Data Broadcasting Corporation in the data broadcasting business;

      - Reed Elsevier, Inc.'s LEXIS/NEXIS(R), and NewsEDGE corporation in the electronic information access and processing business market;

      - America Online, @Home, Compuserve, and Yahoo!, in the Internet-based consumer information and entertainment market; and

      - Scientific-Atlanta, Inc., in the satellite equipment business.

         Many of our competitors have longer operating histories and greater presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales, marketing, distribution, technical and other resources. Given these competitive disadvantages, we may not be able to compete effectively against these competitors. Our inability to compete would have a material adverse effect on our business. These competitors may be able to adapt to new or emerging technologies and changes in customer requirements more quickly than we can. They might also be able to devote greater resources to the development, promotion and sale of competing products and services.

WE MAY LOSE THE EXCLUSIVE RIGHT TO USE TECHNOLOGY REQUIRED TO OPERATE NEWSCAST OPENING THE WAY FOR DIRECTLY COMPETITIVE PRODUCTS

         A portion of the technology critical to the operation of Newscast, including the Fast Data Finder technology that filters information from vast amounts of data, is licensed from third parties. Under a license from Paracel, Inc., we have been granted exclusive rights to software associated with the use of the Fast Data Finder and the Newscast technologies through May 29, 2002, and non-exclusive rights after that time. After May 29, 2002, Paracel could license its technology, including Fast Data Finder technology, to other parties. If this were to occur, these other parties may compete with us or offer similar products. This would likely have a material adverse effect on our business.

THIRD PARTY INFORMATION PROVIDERS MAY TERMINATE OR CHOOSE NOT TO RENEW AGREEMENTS TO PROVIDE CONTENT WHICH WOULD ADVERSELY AFFECT OUR SERVICE OFFERINGS

         We currently rely on a number of content and information providers to supply entertainment, news, and other information we offer through our various services. Our agreements with information providers are generally for a term of one or more years. The termination of or failure to renew one or more significant information provider agreements would decrease the available entertainment, news and information that we can offer our customers. Many of the agreements automatically renew unless notice of termination is provided before the end of the term by either party. However, most of these agreements may be terminated by the information provider if we fail to fulfill our obligations under the agreement and some agreements are terminable at will. We cannot guarantee that an information provider will not terminate its agreement with us or that it will choose to renew the agreement at the end of its term.

PBS NATIONAL DATACAST, INC. MAY TERMINATE OUR AGREEMENT TO BROADCAST DATA WHICH COULD PRECLUDE US FROM OFFERING KEY SERVICES

         The success of our Virgin JamCast service also will depend to a large degree on our relationship with PBS National Datacast, Inc. We have entered into an agreement with PBS National Datacast under which our services will be broadcast through the television signals transmitted by PBS member stations. If PBS National Datacast were to terminate our agreement, we likely would not be able to broadcast these services without interruption, if at all. The agreement expires on January 1, 2002. We have an option to extend the term for an additional five years. However, PBS National Datacast may terminate the agreement if we fail to comply with the provisions of the agreement, breach the agreement, or are in default under the agreement. We do not have any arrangements with other television broadcasters to provide alternative transmission of these services and do not currently intend to enter into any other alternative arrangements. Alternative methods of transmission may present significant barriers we would have to overcome in order to make use of them. Any alternative broadcaster would likely be unable to offer the same geographic coverage of transmission as PBS.

FAILURE OR DISRUPTION OF OUR TELECOMMUNICATIONS SYSTEMS MAY DISRUPT OUR OPERATIONS AND SERVICE OFFERINGS TO OUR CUSTOMERS

         Our customers rely on our ability to provide and distribute information 24 hours a day seven days a week without failures. As a result, our business depends to a significant extent on our ability to maintain continuous operation of our computer and telecommunications systems. Any damage to or loss of our computer and telecommunications networks, including our network operations centers, or damage to or loss of any third party controlled systems, including satellites or those operated by Internet service providers, could have a material adverse effect on our business. Our systems may suffer damage or disruption from fire, natural disaster, power loss, telecommunications failure, or similar events. Our operations also depend in significant part on our network operations centers in Phoenix, Arizona, Dallas, Texas, and Salt Lake City, Utah. Although we have arranged for off-site back-up for our network control, this arrangement does not eliminate the significant risk to our operations from a natural disaster or system failure. In addition, growth of our customer base may strain the capacity of our computer and telecommunications systems or lead to degradations in performance or system failure.

ANY DISRUPTION IN RECEIVING INFORMATION FROM THIRD PARTY INFORMATION PROVIDERS WILL DISRUPT OUR ABILITY TO PROVIDE TIMELY INFORMATION TO OUR CUSTOMERS

         We depend on the timely receipt of information feeds and computer downloads from third parties. Any loss, interruption or disruption of the transmission of this information to our news consolidation facility would result in delay, loss, interruption or disruption of the transmission to the end users. In addition to affecting customers of our information providers, these events would adversely affect customers of our services. These disruptions could result in those customers terminating, or failing to renew, their contracts with us. In either case, our business could be materially and adversely affected.

         We also depend largely on the integrity, capability, and maintenance of third party controlled systems, including satellites and the Internet. The loss or disruption of any facility or equipment, or the interruption of any facility's or equipment's transmission capabilities, could adversely affect our ability to broadcast services and information. It could also cause one or more of our customers to terminate their contracts with us or fail to renew their contracts. Our Networks service uses a third party shared satellite uplink facility in Raleigh, North Carolina, as well as third party FM radio transmission facilities. Similarly, our WaveTop and Virgin JamCast services use PBS member station television broadcast facilities to broadcast and deliver these services. We do not control any of these facilities or equipment.

WE MAY EXPERIENCE DIFFICULTIES AND DELAYS IN MIGRATING OUR TECHNOLOGY TO THE NEW ADVANCED TELEVISION SYSTEM FORMAT WHICH COULD RESULT IN AN INABILITY TO TRANSMIT DATA AND A CONSEQUENTIAL LOSS OF CUSTOMERS

         The broadcast industry is in the process of migrating to a new advanced television system format. This format will enable television broadcasters to transmit digital programming and non-programming related data at high speeds using a digital television signal. We may experience unanticipated difficulties and delays in adapting our analog signal-based data broadcasting products and services, such as WaveTop and Virgin JamCast, to the digital-based advanced television system format when it becomes available. Most U.S. and other television broadcasters, including PBS member stations, currently use analog signals. When the digital-based advanced television system format achieves widespread implementation, we will be required to adapt our analog signal-based data broadcasting products and services to be compatible. If we experience significant difficulties or delays in migrating to the digital format, it could result in a loss of customers or an inability to transmit data, which could have a material adverse effect our business.

THE FCC MAY REVOKE OR NOT RENEW LICENSES UPON WHICH WE DEPEND TO PROVIDE OUR SERVICES TO CUSTOMERS

         We must comply with regulations issued by the Federal Communications Commission. Specifically, the FCC requires broadcasters in television, radio and other media to obtain and maintain licenses to transmit information. As described below, the FCC has the right to revoke a license and may elect not to renew a license after its expiration. If WavePhore or any third party broadcaster on which we rely fails to maintain any required FCC licenses, our ability to provide our services may be disrupted.

         TELEVISION. In the United States, broadcast transmissions are subject to regulation by the FCC. Although we are not currently required to hold an FCC license to provide our broadcasting services, third parties on which we rely are or may be required to obtain or maintain FCC licenses to provide their services to us. In addition, the services we provide may require us to obtain an FCC license in the future. If we or a third party on which we rely fails to obtain or maintain any required FCC license, we may be unable to provide our broadcast services on a continuous basis.

         FM SUBCARRIERS. We have entered into contracts with various FM licensees to lease their subcarriers to broadcast data. An FM license is granted for a period of seven years and may be renewed by the FCC for like terms. However, there is no guarantee that the licenses for the FM stations we use will be renewed. Although we believe that adequate alternative FM stations would be available for our use, any delay in finding alternative stations, or the terms upon which they would be willing to supply their services, could adversely affect our business. We are not currently required to hold an FCC license to act as a private carrier to use FM subcarrier channels. If in the future we are required to hold an FCC license in order to use these FM subcarriers, there is no assurance we will be granted one.

         SATELLITE UPLINKS. We currently hold two FCC licenses for satellite uplinks in Salt Lake City, Utah. Our satellite uplink licenses are subject to renewal. There can be no assurance that these licenses will be renewed upon their expiration on October 23, 2002, and January 16, 2008. These licenses may be revoked for cause. Failure to renew, or revocation of, either or both of our FCC licenses for satellite uplinks could have a material adverse affect on our business. We also share a satellite uplink facility in Raleigh, North Carolina. This facility is required to hold a license from the Federal Communications Commission in order to broadcast information via satellite transmission. If this transmission facility were to fail to obtain any required license from the FCC, fail to maintain its license, or fail to have a required license renewed by the FCC, we would be unable to transmit information using this facility.

         ADVANCED TELEVISION SYSTEM FORMAT. While Congress specifically authorized the use of the advanced television system format in the legislation adopting the format, the FCC has not issued final regulations regarding the transmission of non-programming related content in the format. If we migrate our analog signal-based data broadcasting services to the new digital format, we will become subject to any regulations adopted by the FCC governing transmission of content in that format.

WE MAY NOT BE ABLE TO RAISE THE SUBSTANTIAL ADDITIONAL CAPITAL REQUIRED TO EXECUTE OUR BUSINESS PLAN

         We expect to continue to incur significant operating expenses in continuing to develop and market our products and services. Although we believe currently available funds and capital resources will be sufficient to meet anticipated needs for capital through mid 2000, we expect that we will need substantial additional capital to fully implement our business plan beyond mid 2000. We also may need to raise additional funds in order to acquire complementary businesses, products, or technology. Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to execute our business plan or take advantage of our business opportunities. In addition, if we elect to raise capital by issuing additional shares of stock, existing shareholders may incur dilution.

OUR BUSINESS IS LIKELY TO BE HURT IF WE ARE UNABLE TO KEEP OUR SENIOR EXECUTIVE OFFICERS AND KEY EMPLOYEES

         We rely considerably on the abilities of our founder and Chief Executive Officer, David E. Deeds. We also depend to a significant extent upon the performance of our other senior executive officers. We have not entered into employment agreements with any of our senior executive officers and are not the beneficiary of life insurance on any of them. Although we have agreements with some members of management not to compete with us, there can be no assurance that these agreements will be enforceable or effective in retaining these individuals. As a result, we may lose one or more key individuals to resignation or death and may be unable to adequately replace these individuals. In addition, our products and services are highly technical and require key employees with high levels of technical expertise. Demand for these individuals, particularly in the locations where we operate, is very high. The loss of the services of any of our key employees, or the failure to attract and retain qualified personnel to replace them, could have a material adverse effect on our business.

A LARGE PORTION OF OUR REVENUE COMES FROM A SMALL NUMBER OF CUSTOMERS, THE LOSS OF WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATING RESULTS

         A significant percentage of our revenue comes from a relatively small group of customers. Although we believe that our current relationships with our customers are generally good, the loss of one or more of our major customers could have a material adverse effect on our operating results.

AS AN INTERNET-BASED COMPANY OUR COMMON STOCK PRICE IS UNUSUALLY VOLATILE, WHICH MAY IMPEDE OUR ABILITY TO RAISE CAPITAL, AND CAUSE OUR INVESTORS TO LOSE MONEY

         The market price of our common stock, like the stock of many other technology companies, particularly those involved in Internet-related businesses and e-commerce, has been highly volatile. In addition, we have experienced, and may continue to experience, significant fluctuations in revenues and operating results from period to period, which tends to increase the volatility of our common stock price. Factors that affect volatility include:

      - unexpected fluctuations in our operating results;

      - announcements of technological innovations and new products by us or our competitors;

      - increases in governmental regulation;

      - developments or changes in legislation affecting the industries in which we operate;

      - developments in our patent or other proprietary rights or those of our competitors;

      - analyst reports, media stories, news broadcasts, and interviews; and

      - market conditions for technology and Internet-related stocks in general.

WE MAY ISSUE ADDITIONAL SHARES AND DILUTE YOUR OWNERSHIP PERCENTAGE

         Certain events over which you have no control could result in the issuance of additional shares of our common stock, which would dilute your ownership percentage in Wavo Corporation. We may issue additional shares of common stock or preferred stock:

      - to raise additional capital or finance acquisitions;

      - upon the exercise or conversion of outstanding options, warrants and shares of convertible preferred stock; or

      - in lieu of cash payment of dividends.

         Prior to the exercise of the warrants relating to this offering, there were outstanding convertible preferred shares, warrants, and options to acquire up to approximately 13,946,588 additional shares of common stock at prices ranging from $4.00 to $18.15 per share. If converted or exercised, these securities will dilute your percentage ownership of common stock. These securities, unlike the common stock, provide for antidilution protection upon the occurrence of stock splits, redemptions, mergers, reclassifications, reorganizations and other similar corporate transactions, and, in some cases, major corporate announcements. If one or more of these events occurs, the number of shares of common stock that may be acquired upon conversion or exercise would increase.

OUR GOVERNING DOCUMENTS AND INDIANA LAW CONTAIN PROVISIONS THAT COULD PREVENT TRANSACTIONS IN WHICH YOU WOULD RECEIVE A PREMIUM FOR YOUR STOCK

         Our Articles of Incorporation and the Indiana Business Corporation Law contain provisions that could have the affect of delaying, deferring, or preventing a change in control and the opportunity to sell your shares at a premium over current market prices. Although intended to protect Wavo Corporation and its shareholders from unwanted takeovers, their effect could hinder or prevent transactions in which you might otherwise receive a premium for your common stock over then-current market prices, and may limit your ability to approve transactions which may be in your best interests. As a result, the mere existence of these provisions could adversely affect the price of our common stock.

WE MAY ISSUE ADDITIONAL SHARES OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL THAT HAVE RIGHTS SENIOR TO THOSE OF COMMON SHAREHOLDERS

         Our Board of Directors has the authority to issue a total of up to 25,000,000 shares of preferred stock and to fix the rates, preferences, privileges, and restrictions, including voting rights, of the preferred stock, which typically are senior to the rights of the common shareholders, without any further vote or action by you and the other common shareholders. Your rights will be subject to, and may be adversely affected by, the rights of the holders of the preferred stock that have been issued, or might be issued in the future. Preferred stock also could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Wavo Corporation. This could delay, defer, or prevent a change in control. Furthermore, holders of preferred stock may have other rights, including economic rights, senior to the common stock. As a result, their existence and issuance could have a material adverse affect on the market value of the common stock. We have in the past issued, and, may from time to time in the future issue, preferred stock for financing or other purposes with rights, preferences, or privileges senior to the common stock.

WE ARE SUBJECT TO RESTRICTIONS ON DIVIDENDS AND REDEMPTIONS AND DO NOT INTEND TO PAY ANY DIVIDENDS

         We have not paid any dividends on the common stock, and do not plan to pay any dividends on the common stock for the foreseeable future. The provisions of the Series 1994 Preferred Shares and the Series D Convertible Preferred Stock prohibit the payment of dividends on the common stock unless the dividends on those preferred shares are first paid. In addition, although our credit facility does not include any specific prohibitions on the payment of dividends, it does include various financial covenants that could have the effect of limiting cash dividend or redemption payments. The Indiana Business Corporation Law includes limitations on the ability of corporations to pay dividends on or to purchase or redeem their own stock. Accordingly, you should not expect that dividends will be paid on your common stock.

WE RELY ON COMPUTER HARDWARE, SOFTWARE, AND INTERNET-BASED TECHNOLOGY THAT COULD HAVE YEAR 2000 PROBLEMS AND ADVERSELY AFFECT THE DELIVERY OF OUR SERVICES TO CUSTOMERS

         We rely extensively on computer hardware, software and related technology, together with data, in the operation of our business. This technology and data are used in creating and delivering our products and services, and in our internal operations, such as billing and accounting. We have initiated an enterprise-wide program to evaluate the technology and data used in the creation and delivery of our products and services, and in our internal operations. If we fail to complete the implementation of our Year 2000 plan prior to the commencement of the Year 2000, or our customers and suppliers fail to successfully remediate their own Year 2000 issues, it could materially adversely affect us. The program utilizes a Year 2000 "team" which includes executive officers. The team must identify Year 2000 issues and develop and implement a plan to handle them. The plan includes resolving any Year 2000 issues that are related to our customers and suppliers. However, there can be no assurances that these third parties will successfully remediate their own Year 2000 issues over which we have no control.

WE MAKE FORWARD-LOOKING STATEMENTS IN THIS PROSPECTUS THAT MAY NOT PROVE TO BE ACCURATE

         This prospectus contains or incorporates forward-looking statements including statements regarding, among other items, our business strategy, growth strategy, and anticipated trends in our business. We may make additional written or oral forward-looking statements from time to time in filings with the Securities and Exchange Commission or otherwise. When we use the words "believe," "expect," "anticipate," "project" and similar expressions, this should alert you that this is a forward-looking statement. Forward-looking statements speak only as of the date the statement is made. These forward-looking statements are based largely on our expectations. They are subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and are beyond our control. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this prospectus, and in documents incorporated into this prospectus, including those set forth in "Risk Factors" and "The Company", describe factors, among others, that could contribute to or cause these differences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section.

                                 USE OF PROCEEDS

         The selling shareholders will receive all of the proceeds from the sale of the common stock offered under this prospectus.

                              SELLING SHAREHOLDERS

         The following table provides information regarding the selling shareholders' ownership of our common stock as of October 12, 1999, and as adjusted to reflect the sale of the securities offered under this prospectus. Unless we have indicated otherwise, to our knowledge, the selling shareholders have sole voting and investment power with respect to their securities.


                                                COMMON SHARES
NAME OF SELLING SHAREHOLDER                    BENEFICIALLY OWNED      COMMON SHARES OFFERED      PERCENTAGE
---------------------------                   PRIOR TO THE OFFERING      BY THIS PROSPECTUS        OF CLASS
                                              ---------------------    ---------------------      ----------
Virgin Entertainment Group, Inc.(1)           1,000,000                1,000,000                  3.3%

Silicon Valley Bank(2)                            7,500                    7,500                     *


*        Represents less than 1%.

(1) Consists of 1,000,000 shares of common stock underlying two separate warrants. As of the date of this prospectus, Virgin Entertainment Group does not hold any other securities in Wavo Corporation other than the shares being offered under this prospectus.

(2)      Consists of 7,500 shares of common stock underlying a warrant.

                            DESCRIPTION OF SECURITIES

         We are authorized to issue up to 100,000,000 shares of common stock and 25,000,000 preferred shares. As of October 12 1999, 28,924,230 shares of common stock were issued and outstanding, and a total of 503,463 preferred shares were issued and outstanding.

         Of the 28,924,230 shares of common stock outstanding on October 12, 1999, this amount does not include the 2,867,954 shares of common stock issuable upon exercise of currently outstanding warrants, and 6,826,671 shares of common stock reserved for issuance upon exercise of currently outstanding stock options.

         The following summary of certain provisions of the common stock and preferred shares does not purport to be complete and is subject to, and is qualified in its entirety by, our amended Articles of Incorporation, Restated Code of Bylaws, and by the provisions of applicable law.

COMMON STOCK

         The holders of our common stock are entitled to one vote per share on all matters on which shareholders are entitled to vote. Subject to the rights of holders of any class or series of shares, including preferred shares, having a preference over the common stock as to dividends or upon liquidation, the holders of our common stock are also entitled to dividends as may be declared by our Board of Directors out of funds that are lawfully available, and are entitled upon liquidation to receive pro rata the assets that are available for distribution to holders of common stock. Holders of the common stock have no preemptive, subscription, or conversion rights. The common stock is not subject to assessment and have no redemption provisions.

PREFERRED STOCK

         Our Board of Directors has the authority, without further action by the shareholders, to issue a total of up to 25,000,000 preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any series of unissued preferred shares and to determine the number of shares constituting any series and the designation of the series, without any further vote or action by the shareholders.

         SERIES 1994 PREFERRED SHARES

         We have authorized, issued and outstanding 501,963 of our Series 1994 Cumulative Convertible Preferred Shares. These shares have a stated value of $11.00 per share and are convertible at any time into common stock at $11.00 per share. The conversion provisions are subject to adjustment if there is a stock split, dividend, distribution, reorganization, reclassification, merger, consolidation, share exchange, or other similar corporate transaction. Cumulative dividends on the shares accrue at the rate of 10% per annum and are payable when declared by the Board of Directors. We may not pay dividends on the common stock or other series junior to these preferred shares unless all accrued dividends have been paid on the latter. On liquidation, the holder of the preferred shares will be entitled to receive, before any distribution to holders of our common stock or other series junior to the preferred shares, liquidation distributions equal to the stated value of $11.00 per preferred share, plus accrued and unpaid dividends. We may redeem the preferred shares at any time, on at least 30 days written notice, at the redemption price of $11.00 per share, plus accrued and unpaid dividends, provided that the redemption has been approved by a majority of the Board of Directors who are not holders of the preferred shares. The preferred shares have no voting rights except as otherwise provided by law or the Articles of Incorporation. David E. Deeds, the Chairman, Chief Executive Officer and President, owns all of the Series 1994 Preferred Shares.

         SERIES A, SERIES B, AND SERIES C PREFERRED SHARES

         We were authorized to issue, and in the past did issue, three separate series of convertible preferred shares called the Series A, Series B, and Series C Convertible Preferred Shares, all with varying provisions. All of these preferred shares have been converted into common stock and are no longer outstanding.

         SERIES D PREFERRED SHARES

         On October 4, 1999, we issued 1,500 shares of our Series D Convertible Preferred Stock and related warrants in a private placement to institutional investors. The Series D preferred shares carry a dividend rate of 10% per annum, which may be paid in cash or common stock, and are non-voting. The conversion price of the Series D preferred shares will be 100% of the lowest weighted-average trading price of our common shares for any day during the six days prior to conversion date. We may, at our sole discretion, call for conversion of various amounts of the outstanding preferred shares and at various times throughout the term of the agreement, subject to certain conditions, including the availability of an effective registration statement covering the underlying shares of common stock. In addition, we have the right to redeem outstanding preferred shares for cash, in whole or in part, at 110% of par plus accrued dividends. The terms of the private placement are more fully set forth in our Current Report on Form 8-K, and its exhibits, filed October 5, 1999.

WARRANTS

         As of the date of this prospectus, we have the following warrants outstanding:

      - We issued warrants to our underwriters in connection with our initial public offering in October 1994. These warrants enable the underwriters, or other holders, to purchase an aggregate of 165,000 shares of common stock at a purchase price of $18.15 per share. The warrants expire on October 20, 1999.

      - We issued warrants to purchasers of our Series C Preferred Shares. Warrants to purchase up to 545,454 shares of common stock remain outstanding. The exercise price of these warrants is $8.80 per share, which is equal to 115% of the average of the closing sale prices of the common stock for the five trading days immediately preceding the date we issued the Series C Preferred Shares. These warrants expire on July 24, 2000.

      - In connection with the sale of our Series D preferred shares, we issued warrants to purchase up to 900,000 shares of common stock. The exercise price of these warrants is $4.641 per share. These warrants expire on October 4, 2004. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events.

      - We issued a warrant to Castle Creek Technology Partners, LLC. This warrant enables Castle Creek to purchase an aggregate of 250,000 shares of common stock at a purchase price of $11.89 per share. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of a stock split, reverse stock split, or distribution to shareholders. The warrants expire on March 25, 2004.

      - In connection with the formation of JamCast.com, we issued to Virgin Entertainment Group, Inc. warrants to purchase an aggregate of 1,000,000 shares of our common stock. Warrants to purchase 500,000 are exercisable at $4.00 per share and expire on September 14, 2001. Warrants to purchase the remaining 500,000 are exercisable at $5.00 per share and expire on September 14, 2004.

      - In connection with a loan modification agreement with Silicon Valley Bank, we issued to Silicon Valley Bank a warrant to purchase 7,500 shares of our common stock. The warrants are exercisable at $5.42 per share. The Warrants expire on September 24, 2002. The exercise price and number of shares purchasable upon exercise of the warrants are subject to adjustment upon the occurrence of certain dilution events.

TRANSFER AGENT AND REGISTRAR

         The Transfer Agent and Registrar for our common stock is American Securities Transfer & Trust, Inc.

CHARTER PROVISIONS AND EFFECTS OF INDIANA LAW

         Our Articles of Incorporation require that proposals for consideration at a meeting of shareholders must be submitted to the Secretary not later than the earlier of:

      -     270 days after the adjournment of the previous annual meeting; or

      - the close of business on the seventh day following the date on which notice of the meeting is given to shareholders.

         Under the Indiana Business Corporation Law, any person who acquires 10% of the voting power of the common stock of a corporation is considered an "interested shareholder." For a period of five (5) years after an acquisition, certain business combinations between Wavo Corporation and the interested shareholder are prohibited, unless prior to the acquisition of that common stock by the interested shareholder, the Board of Directors approves the acquisition of common stock or the business combination. After the five-year period, only the following three types of business combinations between Wavo Corporation and the interested shareholder are permitted:

      - a business combination approved by the Board of Directors before the acquisition of common stock by the interested shareholder;

      - a business combination approved by holders of a majority of the common stock not owned by the interested shareholder; and

      - a business combination in which the shareholders receive a price for their common stock at least equal to a formula price based on the highest price per share paid by the interested shareholder.

In addition, under Indiana law, a party acquiring Wavo Corporation common stock may lose the right to vote some or all of those shares if the acquisition results in that party holding greater than 20%, 33%, or 50% of the outstanding shares of Wavo Corporation. An acquiring party can avoid the loss of the right to vote these shares if the right to vote is approved by shareholders holding a majority of the "disinterested" common stock, and, if authorized by a provision of our Articles of Incorporation or Bylaws adopted before the time that party became an interested shareholder, permit the redemption of the acquiring party's common stock. We have not adopted this kind of a redemption provision.

                              PLAN OF DISTRIBUTION

         We are registering the common stock covered by this prospectus for the selling shareholders. As used in this prospectus, the "selling shareholders" includes the pledgees, donees, transferees, or other successors in interest who later hold the selling shareholders' interests. We are paying the costs and fees of registering the common stock, but the selling shareholders will pay any brokerage commissions, discounts or other expenses relating to the sale of the common stock. We have also agreed to indemnify the selling shareholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

      The selling shareholders may sell the common stock at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.The selling shareholders may sell some or all of their common stock through:

      - ordinary brokers' transactions which may include long or short sales;
      - transactions involving cross or block trades or otherwise on the Nasdaq National Market;
      - purchases by brokers, dealers, or underwriters as principal and resale by those purchasers for their
      -     own accounts under this prospectus;
      - "at the market" to or through market makers or into an existing market for the common stock;
      - in other ways not involving market makers or established trading markets, including direct sales to
      -     purchasers or sales effected through agents;
      -     through transactions in options, swaps or other derivatives; or
      - any combination of the foregoing, or by any other legally available means.

The selling shareholders may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume. The selling shareholders also may enter into option or other transactions with broker-dealers that require the delivery by those broker-dealers of the common stock. The shares may then be resold under this prospectus. In its selling activities, the selling shareholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and its rules and regulations, including without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders.

         The selling shareholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling shareholders may allow other broker-dealers to participate in resales. The selling shareholders and any broker-dealers involved in the sale or resale of the common stock may qualify as "underwriters" within the meaning of
Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concession may qualify as underwriters' compensation under the Securities Act. If the selling shareholders or any broker-dealer qualifies as an "underwriter," they will be subject to the prospectus delivery requirements of Rule 153 of the Securities Act, which may include delivery through the facilities of the NASD. In conjunction with sales to or through brokers, dealers or agents, the selling shareholders may agree to indemnify them against liabilities arising under the Securities Act. We know of no existing arrangements between the selling shareholders, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

         In addition to selling their common stock under this prospectus, the selling shareholders may:

      - transfer its common stock in other ways not involving market makers or established trading markets, including by gift, distribution, or other transfer; or
      - sell their common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144.

                                 LEGAL OPINIONS

         Barnes & Thornburg, of Indianapolis, Indiana, will pass upon the validity of the common stock offered under this prospectus.

                                     EXPERTS

      The consolidated financial statements of Wavo Corporation, (formerly known as WavePhore Corporation) appearing in our Annual Report (Form 10-K) for the years ended December 31, 1998 and 1997 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. These consolidated financial statements are incorporated herein by reference in reliance upon the report given upon the authority of Ernst & Young LLP, as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

      GOVERNMENT FILINGS: We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Commission's web site at http://www.sec.gov.

      STOCK MARKET: Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

      REGISTRATION STATEMENT: We have filed a registration statement under the Securities Act with the Commission with respect to the common stock offered under this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about Wavo Corporation and the common stock offered under this prospectus.

      INFORMATION INCORPORATED BY REFERENCE: The Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and they are incorporated by reference into this prospectus:

      - our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;
      - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;
      - our Proxy Statement for the 1998 Annual Meeting of Security holders, dated April 26, 1999;
      -     our Current Report on Form 8-K, and its Exhibits, filed June 4,
            1999;
      - our Current Report on Form 8-K, and its Exhibits, filed October 5, 1999; and
      - the description of our capital stock contained in our registration statement on Form 8-A, including all amendments or reports filed for the purpose of updating the description.

Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

         You may request free copies of these filings by writing or telephoning us at the following address:

                  Investor Relations
                  Wavo Corporation
                  3131 E. Camelback Road, Suite 320
                  Phoenix, Arizona 85016
                  (602) 952-5500.